EXHIBIT 99.1

BioMar -- Contemplated Sale of Shares by Norsk Hydro

OSLO, Norway, Oct. 18, 2005 (PRIMEZONE) -- Norsk Hydro ("Hydro") (NYSE:NHY) (Oslo:NHY) has decided to evaluate a potential sale of all or some of Hydro's shares in BioMar Holding A/S ("BioMar"). Hydro has in this respect retained a financial advisor to advice on, and execute, a potential sale. Hydro currently owns 7,569,990 shares in BioMar, representing 68.82% of total number of shares outstanding.

The intention is to carry out the transaction through an accelerated book-building process in the near future towards professional investors.

BioMar is one of the three leading fish feed producers in the world. BioMar develops, produces, markets and distributes feed for fish farming. BioMar is a global supplier of fish feed for the salmon, trout and sea bass farming industries. BioMar has production units in Myre in Vesteralen, Norway, and Karmoey, Norway, in addition to Denmark, Scotland, France, Greece and Chile. BioMar has about 500 employees and an annual turnover of around DKK 2.6 billion. BioMar is listed on Copenhagen Stock Exchange with a current market capitalisation of around DKK 1.4 billion.

This announcement does not constitute, or form part of, an offer or solicitation of an offer to purchase or subscribe for shares of BioMar, or an invitation or inducement to engage in investment activity, in the United States or any other jurisdiction. The shares of BioMar referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an available exemption from registration. No public offering of shares of Biomar is being made in the United States.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

 Press contact
 Tor Steinum
 +47 22532731
 +47 95083933
 Tor.Steinum@hydro.com

 Investor contact
 Idar Eikrem
 +47 22533273
 +47 95028363
 Idar.Eikrem@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo
 Norway
 Telephone: +47 22 53 81 00
 Fax: +47 22 53 27 25
 www.hydro.com